EXHIBIT 11

COMPUTATION OF BASIC AND DILUTED

EARNINGS PER SHARE

(UNAUDITED)

	For The Three Months Ended
	March 31, 2004	March 31, 2003

Number of shares on which basic earnings per share is calculated:

Weighted average outstanding shares during period	1,691,686,431	1,725,338,543

Add - Incremental shares under stock compensation plans	32,672,456	27,711,303
Add - Incremental shares associated with convertible notes	4,373,407	4,764,543
Add- Incremental shares associated with contingently issuable shares	1,327,970	679,175

Number of shares on which diluted earnings per share is calculated	1,730,060,264	1,758,493,564

Income from continuing operations (millions)	$1,603	$1,387

Loss from discontinued operations (millions)	1	3

Net income from total operations on which basic earnings per share is calculated (millions)	$1,602	$1,384

Income from continuing operations (millions)	$1,603	$1,387

Less - net income applicable to contingently issuable shares (millions)	—	—

Income from continuing operations on which diluted earnings per share is calculated (millions)	1,603	1,387

Loss from discontinued operations on which basic and diluted earnings per share is calculated (millions)	1	3

Net income from total operations on which diluted earnings per share is calculated (millions)	$1,602	$1,384
Earnings per share of common stock:

Assuming dilution
Continuing operations	$0.93	$0.79
Discontinued operations	0.00	0.00
Total	$0.93	$0.79

Basic
Continuing operations	$0.95	$0.80
Discontinued operations	0.00	0.00
Total	$0.95	$0.80

Stock options to purchase 125,758,722 shares and 128,150,388 shares were outstanding as of March 31, 2004 and 2003, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise price during the respective periods was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive.